                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25/A
                           NOTIFICATION OF LATE FILING
                                (AMENDMENT NO. 1)

                                                       SEC FILE NUMBER:  0-24626
                                                                         -------
                                                       CUSIP NUMBER:  216844100
                                                                      ---------

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:       DECEMBER 31, 2008
                 --------------------------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------

         Read instruction (on back page) before preparing form. Please print or type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ------------------------

PART I - REGISTRANT INFORMATION

Full name of Registrant   COOPERATIVE BANKSHARES, INC.
                        --------------------------------------------------------
Former Name if Applicable
                         -------------------------------------------------------
Address of Principal Executive Office (Street and Number)  201 MARKET STREET
                                                         -----------------------
City, State and Zip Code    WILMINGTON, NORTH CAROLINA 28401
                          ------------------------------------------------------

PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[  ]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

EXPLANATORY NOTE

         On April 1, 2009, Cooperative Bankshares, Inc. ("Bankshares," "we," "our" or the "Company"), the parent company of Cooperative Bank (the "Bank"), filed a Form 12b-25 indicating that additional time to file its Annual Report on Form 10-K was required to complete the Company's consolidated financial statements for the fiscal year ended December 31, 2008. The Company is filing this Form 12b-25/A to disclose that it currently requires an additional period of time to complete its consolidated financial statements for the year ended December 31, 2008. The Company currently anticipates that it will file its Form 10-K for the year ended December 31, 2008 with the SEC on or about April 30, 2009. This notice contains selected unaudited financial information that is in addition to the information included in the Form 12b-25 filed on April 1, 2009. The financial information included in this notice is preliminary and is subject to change in our Annual Report on Form 10-K.

COMPLETED 2008 FINANCIAL STATEMENTS

         We require additional time to file our Form 10-K because we have not completed our consolidated financial statements and related disclosures for the year ended December 31, 2008. The deterioration of the economy in general, and the securities markets and the real estate markets in which the Company conducts its business specifically, have resulted in additional accounting complexities and disclosures and has caused the Company to (1) have a third-party perform an independent assessment of its loan portfolio and the level of its allowance for loan losses; (2) have a third-party perform an independent impairment analysis of its goodwill asset; (3) undertake actions designed to improve its capital position and engage an investment banker and financial advisors to assist with this effort and to evaluate the Company's strategic options, including a possible sale or merger of the Company; and (4) further evaluate its $13.5 million deferred tax asset for a potential valuation allowance.

         As previously reported in the Company's Form 8-K filed with the SEC on March 18, 2009, the Company and the Bank have also entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the FDIC and the North Carolina Commissioner of Banks (the "Commissioner"), whereby the Bank consented to the issuance of an Order to Cease and Desist (the "Order") promulgated by the FDIC and the Commissioner. Under the terms of the Order, the Bank is required to prepare and submit written plans and/or reports to the FDIC and the Commissioner and undertake a number of other corrective actions. These events have required additional time for the Company to complete its financial statements and for its independent auditors to complete their external audit of the Company's financial statements.

         In response to the Order, the Bank and the Company have, among other things, formed a Board committee to oversee the Bank's compliance with the Order, restricted growth (with the exception of increasing liquid assets), halted the origination of reduced documentation loans, enhanced the Bank's monitoring and internal reporting regarding liquidity and commenced preparing a capital plan.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                TODD L. SAMMONS                    (910) 343-0181
--------------------------------------------------------------------------------
                  (Name)                          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            As previously reported in the Company's Form 12b-25 filed on April 1, 2009, the Company expects that its results of operations for the year ended December 31, 2008 will be significantly different from the results of operations for the year ended December 31, 2007. The Company expects to report a loss of $30.6 million for 2008 compared to net income of $8.1 million for 2007. This loss for 2008 is primarily a result of an estimated provision for loan losses of $35.7 million, an estimated loss on investments of $9.6 million (which includes an other-than-temporary impairment charge on available for sale securities of $9.1 million), estimated goodwill impairment charges of $5.5 million, and estimated lower interest income on loans as a result of rate changes implemented by the Federal Reserve Board and an increase in nonperforming loans. As described below, if the Company does not enter into a binding agreement providing for an infusion of additional capital or the sale of the Company by April 30, 2009, then the Company expects to record an estimated valuation allowance of $13.5 million on its $13.5 million deferred tax asset. Actual results for December 31, 2008 may reflect a larger loss than is estimated above. In particular, the Company may record a larger provision for loan losses than as estimated above and/or the valuation allowance on its $13.5 million deferred tax asset.

EFFORTS TO INCREASE CAPITAL

         Management is taking various steps designed to improve the Bank's capital position. The Bank has developed a written alternative capital plan designed to solicit capital investments and, if necessary, reduce the Bank's asset size and expenses. However, such plan is still dependent upon a capital infusion to meet the capital requirements of the Order. As a result, the Company continues to work with its advisors in an attempt to raise capital ratios through sale of assets or a capital raise. To date, the Bank has sold $17.0 million of loans classified as held for sale at December 31, 2008 and surrendered select bank-owned life insurance policies totaling $10.1 million. In addition, the Bank has experienced a reduction of loans held for investment of approximately $15.1 million during the first quarter of 2009 primarily as a result of payoffs. The Company is currently engaged in preliminary negotiations with various third parties regarding the raising of additional capital.

         At December 31, 2008, the Bank had Tier 1 Core Capital of 5.64% and Total Risk-Based Capital of 6.93%, which rendered the Bank "undercapitalized" pursuant to Part 325 of the FDIC Rules and Regulations. As a result of its capital classification, the Bank is now subject to restrictions on asset growth, dividends, other capital distributions and management fees. These restrictions will generally prevent the Bank, as an undercapitalized institution, from allowing its average total assets during any calendar quarter to exceed its average total assets during the preceding calendar quarter except in limited circumstances. Additionally, these restrictions will generally prohibit the Bank from making any capital distribution or dividend or paying any management fee to any individual having control of the Bank so long as it remains "undercapitalized" under applicable FDIC regulations. In the event that we are required to record the estimated $13.5 million valuation allowance on our deferred tax asset, the Bank's Tier 1 Core Capital and Total Risk-Based Capital ratios would decrease to 4.46% and 5.76%, respectively. If the Bank's Tier 1 Core Capital falls below 3% of adjusted total assets, the Bank would be considered "significantly undercapitalized" under applicable FDIC regulations.

         As previously reported, the Company believes that it needs to raise a minimum of $25.0 million of additional capital, assuming no change in the expected loss for 2008, risk-weighted assets, or its capital position, in order to be capitalized at the levels required by the Order. This amount would be increased to approximately $33.0 million if the $13.5 million valuation allowance described below were required to be recorded. The Company is currently engaged in preliminary negotiations with various third parties regarding the raising of additional capital and/or a potential sale of the Company. However, as of the date of this Form 12b-25/A, the Company has not entered into a definitive agreement regarding the raising of additional capital or a potential sale of the Company and no assurances can be made that the Company will ultimately enter into such an agreement. Absent a definitive agreement providing for an infusion of additional capital or the sale of the Company, the Company, in connection with the issuance of its audited consolidated financial statements for the year ended December 31, 2008, expects to receive from its independent auditor an opinion expressing substantial doubt about its ability to continue as a going concern and, as a result, the Company expects to record an estimated $13.5 million valuation allowance on its deferred tax asset. If the Company were to enter into a definitive agreement with respect to the raising of additional capital or a potential sale of the Company subsequent to the date it records the estimated $13.5 million valuation allowance, the Company may be able to recover all or a portion of the valuation allowance. The Order requires us to increase our capital ratios so that the Bank has a minimum Tier 1 Core Capital ratio of 6% and a minimum Total Risk-Based Capital ratio of 10% within 120 days of the date of the Order. If we do not obtain additional capital, we do not expect to meet the ratios set forth in the Order. Failure to meet the minimum ratios set forth in the Order could result in our regulators taking additional enforcement actions regarding the Bank. In addition, even if we are successful in meeting the capital ratios mandated in the Order, we cannot assure you that we will not need to raise additional capital in the future. Additionally, because of the Company's cumulative losses and its liquidity and capital positions, the FDIC and the Commissioner may take additional significant regulatory action against the Bank that could, among other things, materially adversely impact the Company's stockholders.

LIQUIDITY

         At December 31, 2008, the Company had liquid assets (comprised of cash, cash equivalents, marketable securities, and loans held for sale) with an estimated market value of approximately $58.6 million. As a result of the Bank's capital levels at December 31, 2008, we can no longer accept, renew or rollover brokered deposits unless and until such time as we receive a waiver from the FDIC. In addition, the Bank may not solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in the Bank's normal market area or in the market area in which such deposits are being solicited. Subsequent to December 31, 2008, the Bank, in an effort to increase liquidity, sold $17.0 million of loans classified as held for sale at December 31, 2008 and surrendered select bank-owned life insurance policies totaling $10.1 million. During the first quarter of 2009, deposits increased $72.2 million primarily as a result of the Bank's solicitation of Internet deposits and loans held for investment have decreased $15.1 million primarily as a result of payoffs. The additional liquidity was used, in part, to reduce the Bank's short-term borrowings by $58.0 million. The Order prohibits the Bank from making dividend payments to the Company and the Company has no other material source of income aside from such dividends. The Company is also prohibited from making dividend payments to stockholders and distribution payments on the Company's trust preferred securities without the prior approval of the Federal Reserve Bank of Richmond, which approval has been denied to date. Accordingly, if the Bank is placed into FDIC receivership, it is highly likely that the Company would be required to cease operations and liquidate or seek bankruptcy protection. If the Company were able to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the holders of capital stock of the Company.

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

         We have not completed our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment thus far, we currently have identified several potential deficiencies which we are currently grading and the result of such evaluation process may result in material weaknesses being reported. Management is continuing to evaluate our internal control over financial reporting, and we may, or may not, have material weaknesses to report in our Form 10-K for the year ended December 31, 2008.

Note Regarding Forward-Looking Statements
-----------------------------------------

         This document, as well as other written communications made from time to time by Cooperative Bankshares, Inc. and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions, and business trends) that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements may be identified by the use of such words as "intend," "believe," "expect," "should," "planned," "estimated," and "potential." For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company's ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include but are not limited to:

     o   Recent and future bail-out actions by the government;

     o   A further slowdown in the national and North Carolina economies;

     o   A further deterioration in asset values locally and nationwide;

     o   The volatility of rate sensitive deposits;

     o   Changes in the regulatory environment;

     o Governmental action as a result of our inability to comply with regulatory orders and agreements;

     o   Increasing competitive pressure in the banking industry;

     o   Operational risks including data processing system failures or fraud;

     o   Asset/liability matching risks and liquidity risks;

     o   Continued access to liquidity sources;

     o   Changes in our borrowers' performance on loans;

     o   Changes in critical accounting policies and judgments;

     o Changes in accounting policies or procedures as may be required by the Financial Accounting o Standards Board or other regulatory agencies;

     o   Changes in the equity and debt securities markets;

     o   The effect of additional provision for loan losses;

     o   The effect of an impairment charge on our deferred tax asset;

     o   Fluctuations of our stock price;

     o   The success and timing of our business strategies;

     o The impact of reputation risk created by these developments on such matters as business generation o and retention, funding and liquidity;

     o The impact of regulatory restrictions on our ability to receive dividends from our subsidiaries; and

     o Political developments, wars or other hostilities may disrupt or increase volatility in securities or otherwise affect economic conditions.

         The consequences of these factors, any of which could hurt our business, could include, among others:

     o Because of the Company's cumulative losses and its liquidity and capital positions, the FDIC and/or o the Commissioner may take additional significant regulatory action against the Bank;

     o   Our inability to continue to operate as a going concern;

     o   Increased loan delinquencies;

     o   An escalation in problem assets and foreclosures;

     o   A decline in demand for our products and services;

     o A reduction in the value of the collateral for loans made by us, especially real estate, which, in turn would likely reduce our customers' borrowing power and the value of assets and collateral
     o   associated with our existing loans;

     o   A reduction in the value of certain assets held by us;

     o   An inability to meet our liquidity needs;

     o An inability to raise capital to comply with the requirements of our regulators and for continued o support of operations;

     o An inability to make or defer payments on our trust preferred securities; and

     o   An inability to engage in certain lines of business.

         Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of those documents. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law or regulation, the Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

                          COOPERATIVE BANKSHARES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  April 15, 2009                 By: /s/ Todd Sammons
                                         ---------------------------------------
                                         Todd L. Sammons
                                         Chief Financial Officer and Interim
                                         President and Chief Executive Officer


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.